Filed by FirstMark Horizon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001- 39585

Starry Email to Employees

SUBJECT:	Starry Begins Process to Become a Public Company
TO:	Starry Employees
FROM:	Chet Kanojia
DATE:	October 7, 2021

Dear Starry Team:

When we set out to build this business, we had a belief, backed by data and our own personal experiences, that the broadband industry in the US was broken. It was non-competitive, it was expensive, and it was fundamentally anti-consumer.

We had a deep conviction that we could build breakthrough technology that would transform the industry and provide broadband connectivity to communities that was high-quality, affordable, and a great customer experience (turns out, you can do all those things at the same time).

Six years later, we’re still on this incredible journey. Transformational change doesn’t happen overnight - but it does happen when you assemble a collection of people who are passionate about our mission and passionate about serving customers. And that’s exactly what we’ve done over this last half decade.

I’m proud to share with you that we are entering the next exciting phase of our business: becoming a public company.

Today, we announced a merger agreement with FirstMark Horizon Acquisition Corp., a special purpose acquisition company (SPAC) sponsored by an affiliate of FirstMark Capital, that we believe provides us with a solid pathway to becoming a public company and accessing the capital necessary to support our company’s expansive growth roadmap.

We are at an important inflection point for the company. We have grown to more than 700 employees. We’ve built a gigabit fixed wireless network that covers more than 4.7 million homes. We have a strong, growing base of happy subscribers and revenue. We are poised for tremendous growth.

We believe that FirstMark Capital, with its deep understanding of our business and track record of successfully guiding companies through the going-public process, is the right partner, with the right team, well-positioned to help us reach our goals.

As one of our earliest investors, FirstMark Capital has been with Starry from the beginning, supporting our team and importantly, believing in our mission and the fundamentals that undergird our business. They know what motivates us and what it will take for us to be successful, which is why FirstMark Horizon Acquisition Corp. is a fantastic partner for us as we take this next step.

Today’s news is an exciting development for the company but let me be candid: the hard work is just beginning. There is still much more work ahead of us, to grow and scale Starry to achieve what we all know we’re capable of.

We’re in the business of connectivity, but our ambitions have always been driven by a keen understanding that connectivity is just the starting point from which we can enable transformational change across our society. Connectivity, in its most basic form, is a link between two things. In its highest form, connectivity is the platform from which we can realize our boldest ideas for economic resilience and equity, sustainability, security and so much more.

At Starry, we dream big. We build. We execute.

And, every day, each and every one of you is a part of putting those ideas into action.

Today’s announcement should make everyone feel proud of what we’ve accomplished together over these last six years, but it’s just a moment in time - a milestone in our incredible journey to transform and redefine an industry - on our terms.

Please join us for an All Hands Meeting at 8:15 AM ET. A calendar invitation has been sent to all employees to join the meeting. For those who cannot attend (and I understand that this is a very early time for our West Coast & Mountain time teams), we will be hosting a second All Hands Meeting at 3:00 PM ET.

Over the next several weeks, we’ll be providing additional information and hosting company meetings to answer your questions and go over some basic “do’s and don’ts” as it relates to today’s news.

Please continue to be mindful of not disclosing any confidential company information to outside parties.

Thank you for all that you do every day to drive our company forward. I am forever grateful.

Yours truly,

Chet

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Holdings, Inc. (“Starry Holdings”), a newly formed subsidiary of Starry, Inc. ("Starry"), will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement of FirstMark Horizon Acquisition Corp. (“FirstMark”) and a prospectus of Starry Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Holdings and FirstMark will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form S-4 and other documents filed by FirstMark or Starry Holdings from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Holdings or FirstMark gives any assurance that Starry, Starry Holdings or FirstMark will achieve its expectations. None of Starry, Starry Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

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